UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                             Tower Automotive, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    891707101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                November 3, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [_] Rule 13d-1(b)

          [X] Rule 13d-1(c)

          [_] Rule 13d-1(d)

----------

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   891707101
            ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Timothy R. Barakett

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [_]
                                                                         (b) [_]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     1,636,500

6.   SHARED VOTING POWER

     2,641,000

7.   SOLE DISPOSITIVE POWER

     1,636,500

8.   SHARED DISPOSITIVE POWER

     2,641,000

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,277,500

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES (SEE INSTRUCTIONS)
                                                                             [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     7.31%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN

--------------------------------------------------------------------------------

CUSIP No.   891707101
            ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Stephen Edwards

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [_]
                                                                         (b) [_]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     672,300

6.   SHARED VOTING POWER

     2,641,000

7.   SOLE DISPOSITIVE POWER

     672,300

8.   SHARED DISPOSITIVE POWER

     2,641,000

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,313,300

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES (SEE INSTRUCTIONS)
                                                                      [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.67%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN

--------------------------------------------------------------------------------

CUSIP No.   891707101
            ---------------------

Item 1(a).  Name of Issuer:

            Tower Automotive, Inc.
            --------------------------------------------------------------------

      (b). Address of Issuer's Principal Executive Offices:

            27175 Haggerty Road
            Novi, Michigan
            --------------------------------------------------------------------


Item 2(a).  Name of Person Filing:

            Timothy R. Barakett(1)
            Stephen Edwards(2)
            --------------------------------------------------------------------

      (b). Address of Principal Business Office, or if None, Residence:

           Timothy R. Barakett - 152 West 57th Street, 45th Floor, New York, New York 10019

           Stephen Edwards - 152 West 57th Street, 45th Floor, New York,
           New York 10019
           --------------------------------------------------------------------

      (c). Citizenship:

            Timothy R. Barakett - Canada
            Stephen Edwards - United States
            --------------------------------------------------------------------
--------
1 Mr. Barakett is the Chairman, Chief Executive Officer and Managing Member of Atticus Capital, L.L.C., a Delaware limited liability company ("Atticus Capital"). Atticus Capital, together with certain of its affiliated entities (collectively, the "Atticus Entities"), act as advisers for various investment funds (the "Atticus Funds") and managed accounts (the "Atticus Accounts"). Based on his relationship with the Atticus Entities, Mr. Barakett is deemed to be a beneficial owner of the Common Stock owned by the Atticus Funds and the Atticus Accounts for purposes of Section 13(d).

2 Mr. Edwards is a portfolio manager of Atticus Opportunity Fund Ltd., one of the Atticus Funds (the "Opportunity Fund"). Mr. Edwards is also the Managing Member of Edwards Capital Management, L.L.C., a limited liability company organized under the laws of Delaware, which acts as an investment advisor to certain managed accounts (the "Edwards Accounts"). Based on his relationship with the Opportunity Fund and the Edwards Accounts, Mr. Edwards is deemed to be a beneficial owner of the Common Stock owned by the Opportunity Fund and the Edwards Accounts for purposes of Section 13(d).




      (d). Title of Class of Securities:


            Timothy R. Barakett - Common Stock, par value $.01 per share
            Stephen Edwards - Common Stock, par value $.01 per share
            --------------------------------------------------------------------

      (e). CUSIP Number:


            891707101
            --------------------------------------------------------------------


Item 3. If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

     (a) [_] Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

     (b) [_] Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

     (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

     (d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) [_] An investment adviser in accordance with s.240.13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with s.240.13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)   [_] Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:

         Timothy R. Barakett - 4,277,500 Shares
         Stephen Edwards - 3,313,300 Shares
         ----------------------------------------------------------------------

     (b) Percent of class:

         Timothy R. Barakett - 7.31%
         Stephen Edwards - 5.67%
         ----------------------------------------------------------------------

     (c) Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote

               Timothy R. Barakett                            1,636,500 shares
               Stephen Edwards                                  672,300 shares
                                                        -----------------------,


         (ii)  Shared power to vote or to direct the vote

               Timothy R. Barakett                            2,641,000 shares
               Stephen Edwards                                2,641,000 shares
                                                          ---------------------,


         (iii) Sole power to dispose or to direct the disposition of

               Timothy R. Barakett                             1,636,500 shares
               Stephen Edwards                                   672,300 shares
                                                          ---------------------,


         (iv)  Shared power to dispose or to direct the disposition of

               Timothy R. Barakett                             2,641,000 shares
               Stephen Edwards                                 2,641,000 shares
                                                          ---------------------.


Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

         N/A.
         -----------------------------------------------------------------------


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

         The Atticus Funds, the Atticus Accounts and the Edwards Accounts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.
         -----------------------------------------------------------------------


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

         N/A.
         -----------------------------------------------------------------------


Item 8.  Identification  and  Classification  of Members of the Group.

     If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

         N/A.
         -----------------------------------------------------------------------

Item 9.  Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

          N/A.
          ----------------------------------------------------------------------

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                        11/10/04
                                        ----------------------------------------
                                                        (Date)


                                               /s/ Timothy R. Barakett*
                                        ----------------------------------------
                                                      (Signature)

                                                   Timothy R. Barakett
                                        ----------------------------------------
                                                      (Name/Title)

                                                /s/ Stephen Edwards*
                                        ----------------------------------------
                                                      (Signature)

                                                    Stephen Edwards
                                        ----------------------------------------
                                                      (Name/Title)

* Pursuant to the Joint Filing Agreement with respect to Schedule G attached hereto as Exhibit A, between Timothy R. Barakett and Stephen Edwards, this statement Schedule 13G is filed on behalf of each of them.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

02090.0001 #524707

Exhibit A

                                    AGREEMENT

     The undersigned agree that this Schedule 13G dated November 10, 2004 relating to the $.01 par value Common Stock of Tower Automotive, Inc. shall be filed on behalf of the undersigned.

                                               TIMOTHY BARAKETT


                                       By:     /s/ Timothy Barakett
                                               ------------------------


                                               STEPHEN EDWARDS


                                       By:     /s/ Stephen Edwards
                                               -------------------------

02090.0001 #524707